UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-31221

Total number of pages: 14

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: July 31, 2014	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Report filed on July 31, 2014 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2014 and JUNE 30, 2014

	Millions of yen
	March 31, 2014	June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥358,662
Short-term investments	19,561	34,765
Accounts receivable	281,509	200,863
Receivables held for sale	787,459	789,078
Credit card receivables	220,979	223,375
Other receivables	315,962	317,687
Allowance for doubtful accounts	(15,078)	(11,934)
Inventories	232,126	239,241
Deferred tax assets	61,592	53,337
Prepaid expenses and other current assets	95,732	110,103

Total current assets	2,526,762	2,315,177

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	4,991,289
Buildings and structures	897,759	898,841
Tools, furniture and fixtures	553,497	548,111
Land	201,121	200,945
Construction in progress	158,173	161,487
Accumulated depreciation and amortization	(4,228,610)	(4,255,938)

Total property, plant and equipment, net	2,557,766	2,544,735

Non-current investments and other assets:
Investments in affiliates	424,531	409,941
Marketable securities and other investments	171,875	178,252
Intangible assets, net	665,960	645,414
Goodwill	262,462	261,021
Other assets	629,174	636,203
Deferred tax assets	269,500	270,588

Total non-current investments and other assets	2,423,502	2,401,419

Total assets	¥7,508,030	¥7,261,331

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥228
Short-term borrowings	9,495	9,688
Accounts payable, trade	798,315	661,153
Accrued payroll	54,294	41,770
Accrued income taxes	175,683	61,730
Other current liabilities	167,951	177,746

Total current liabilities	1,205,986	952,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,570
Accrued liabilities for point programs	113,001	99,650
Liability for employees’ retirement benefits	160,666	161,842
Other long-term liabilities	114,261	126,258

Total long-term liabilities	608,531	608,320

Total liabilities	1,814,517	1,560,635

Redeemable noncontrolling interests	14,869	14,960

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,875	732,875
Retained earnings	4,328,389	4,340,367
Accumulated other comprehensive income (loss)	9,590	6,923
Treasury stock	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,652,677
Noncontrolling interests	35,278	33,059

Total equity	5,678,644	5,685,736

Commitments and contingencies

Total liabilities and equity	¥7,508,030	¥7,261,331

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2013 and 2014

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Operating revenues:
Mobile communications services	¥749,856	¥700,661
Equipment sales	212,481	206,987
Other operating revenues	151,236	167,654

Total operating revenues	1,113,573	1,075,302

Operating expenses:
Cost of services (exclusive of items shown separately below)	251,041	265,587
Cost of equipment sold (exclusive of items shown separately below)	177,253	177,255
Depreciation and amortization	166,640	167,183
Selling, general and administrative	271,169	255,637

Total operating expenses	866,103	865,662

Operating income	247,470	209,640

Other income (expense):
Interest expense	(479)	(280)
Interest income	428	404
Other, net	5,065	2,710

Total other income (expense)	5,014	2,834

Income before income taxes and equity in net income (losses) of affiliates	252,484	212,474

Income taxes:
Current	79,267	63,801
Deferred	16,881	9,722

Total income taxes	96,148	73,523

Income before equity in net income (losses) of affiliates	156,336	138,951

Equity in net income (losses) of affiliates	298	(3,557)

Net income	156,634	135,394

Less: Net (income) loss attributable to noncontrolling interests	1,375	987

Net income attributable to NTT DOCOMO, INC.	¥158,009	¥136,381

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥38.10	¥32.89

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Net income	¥156,634	¥135,394
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	11,264	3,900
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(32)	27
Foreign currency translation adjustment, net of applicable taxes	15,902	(6,678)
Pension liability adjustment, net of applicable taxes	146	22

Total other comprehensive income (loss)	27,280	(2,729)

Comprehensive income	183,914	132,665

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,318	1,049

Comprehensive income attributable to NTT DOCOMO, INC.	¥185,232	¥133,714

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2013 and 2014

	Millions of yen
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Cash flows from operating activities:
Net income	¥156,634	¥135,394
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	166,640	167,183
Deferred taxes	16,881	9,722
Loss on sale or disposal of property, plant and equipment	6,276	9,849
Equity in net (income) losses of affiliates	(298)	3,557
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	20,165	80,189
(Increase) / decrease in receivables held for sale	(23,921)	(1,619)
(Increase) / decrease in credit card receivables	(4,184)	(1,392)
(Increase) / decrease in other receivables	4,753	(3,968)
Increase / (decrease) in allowance for doubtful accounts	(2,293)	(2,992)
(Increase) / decrease in inventories	(2,821)	(7,938)
(Increase) / decrease in prepaid expenses and other current assets	(16,530)	(12,087)
(Increase) / decrease in non-current receivables held for sale	(5,323)	(4,334)
Increase / (decrease) in accounts payable, trade	(5,880)	(67,295)
Increase / (decrease) in accrued income taxes	(60,633)	(113,900)
Increase / (decrease) in other current liabilities	21,311	15,533
Increase / (decrease) in accrued liabilities for point programs	(19,265)	(13,351)
Increase / (decrease) in liability for employees’ retirement benefits	2,433	1,184
Increase / (decrease) in other long-term liabilities	(544)	10,156
Other, net	(11,824)	(7,426)

Net cash provided by operating activities	241,577	196,465

Cash flows from investing activities:
Purchases of property, plant and equipment	(140,377)	(150,785)
Purchases of intangible and other assets	(66,462)	(60,336)
Purchases of non-current investments	(6,072)	(491)
Proceeds from sale of non-current investments	9	340
Acquisitions of subsidiaries, net of cash acquired	(8,611)	—
Purchases of short-term investments	(13,754)	(26,982)
Redemption of short-term investments	31,182	11,699
Other, net	(3,309)	(9,264)

Net cash used in investing activities	(207,394)	(235,819)

Cash flows from financing activities:
Repayment of long-term debt	(4,390)	(53)
Proceeds from short-term borrowings	4,934	10,478
Repayment of short-term borrowings	(12,984)	(10,245)
Principal payments under capital lease obligations	(560)	(465)
Dividends paid	(121,665)	(122,434)
Other, net	(1,032)	(5,248)

Net cash provided by (used in) financing activities	(135,697)	(127,967)

Effect of exchange rate changes on cash and cash equivalents	1,144	(937)

Net increase (decrease) in cash and cash equivalents	(100,370)	(168,258)
Cash and cash equivalents as of beginning of period	493,674	526,920

Cash and cash equivalents as of end of period	¥393,304	¥358,662

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥10	¥4
Cash paid during the period for:
Interest, net of amount capitalized	933	266
Income taxes	136,692	175,655

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Recently issued accounting standards

Revenue from contracts with customers —

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for DOCOMO on April 1, 2017. Early adoption is not permitted.

DOCOMO is evaluating the effect that the ASU will have on DOCOMO’s quarterly consolidated financial statements and related disclosures. DOCOMO has not yet selected a transition method nor has it determined the effect of the standard on DOCOMO’s ongoing financial reporting.

(b) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the three months ended June 30, 2014.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(a) Dividends

The Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

In the general meeting of shareholders held on June 19, 2014, the shareholders approved cash dividends of ¥124,403 million or ¥30 per share, payable to shareholders of record as of March 31, 2014, which were declared by the board of directors on April 25, 2014. The source of dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 20, 2014.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. In accordance with (ii), the provision that NTT DOCOMO, INC. may acquire treasury stock through open market transactions by a resolution of the Board of Directors is stipulated in NTT DOCOMO, INC.’s articles of incorporation in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On April 25, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock at an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

The numbers of issued shares and treasury stock as of March 31, 2014 were 4,365,000,000 and 218,239,900, respectively, and have not been changed since March 31, 2013. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2013 and 2014 were as follows:

	Millions of yen
	Three months ended June 30, 2013
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2013	¥36,372	¥(80)	¥(49,907)	¥(35,497)	¥(49,112)

Other comprehensive income (loss) before reclassifications	11,264	(46)	15,902	—	27,120
Amounts reclassified from accumulated other comprehensive income (loss)	—	14	—	146	160

Other comprehensive income (loss)	11,264	(32)	15,902	146	27,280

Less: other comprehensive (income) loss attributable to noncontrolling interests	0	13	(70)	—	(57)

Balance as of June 30, 2013	¥47,636	¥(99)	¥(34,075)	¥(35,351)	¥(21,889)

	Millions of yen
	Three months ended June 30, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

Other comprehensive income (loss) before reclassifications	3,900	38	(6,678)	26	(2,714)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(11)	—	(4)	(15)

Other comprehensive income (loss)	3,900	27	(6,678)	22	(2,729)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	62	—	62

Balance as of June 30, 2014	¥48,938	¥(70)	¥(19,053)	¥(22,892)	¥6,923

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended June 30, 2013 and 2014 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss)(*1)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Affected line items in the consolidated statements of income
Unrealized gains (losses) on cash flow hedges	¥(23)	¥16	“Equity in net income (losses) of affiliates”

	(23)	16	Pre-tax amount
	9	(5)	Tax benefit (expense)

	(14)	11	Net-of-tax amount

Pension liability adjustment	(228)	7	(*2)

	(228)	7	Pre-tax amount
	82	(3)	Tax benefit (expense)

	(146)	4	Net-of-tax amount

Total reclassified amounts	¥(160)	¥15	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment information:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports. DOCOMO realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of mobile communications business, smart life business and other businesses from the three months ended June 30, 2014 in order to clearly define its business management of the mobile communications fields where DOCOMO is taking steps to reinforce its competitiveness, and the new business fields where DOCOMO is striving for its further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The mobile communications business includes mobile phone services (Xi services and FOMA services), satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services. The other businesses primarily includes “Mobile Phone protection and delivery services”, as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the three months ended June 30, 2013 has been restated to conform to the presentation for the three months ended June 30, 2014.

Accounting policies used to determine segment operating revenues and operating profit or loss are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Mobile communications business-
External customers	¥961,048	¥904,968
Intersegment	336	192

Subtotal	961,384	905,160
Smart life business-
External customers	82,410	96,104
Intersegment	2,839	3,542

Subtotal	85,249	99,646
Other businesses-
External customers	70,115	74,230
Intersegment	2,652	2,940

Subtotal	72,767	77,170

Total	1,119,400	1,081,976
Elimination	(5,827)	(6,674)

Consolidated	¥1,113,573	¥1,075,302

Segment operating income (loss):

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Mobile communications business	¥243,442	¥203,134
Smart life business	5,270	6,588
Other businesses	(1,242)	(82)

Total	247,470	209,640
Elimination	—	—

Consolidated	¥247,470	¥209,640

Operating income is operating revenues less operating expenses.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2014 and June 30, 2014 were as follows:

	Millions of yen
	March 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥81,598	¥81,598	¥—	¥—
Equity securities (foreign)	77,172	77,172	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	158,775	158,775	—	—

Derivatives
Interest rate swap agreements	¥25	¥—	¥25	¥—
Foreign currency option contracts	272	—	272	—

Total derivatives	297	—	297	—

Total	¥159,072	¥158,775	¥297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥2	¥—	¥2	¥—

Total derivatives	2	—	2	—

Total	¥2	¥—	¥2	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	June 30, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥81,759	¥81,759	¥—	¥—
Equity securities (foreign)	83,739	83,739	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	165,503	165,503	—	—

Derivatives
Interest rate swap agreements	¥16	¥—	¥16	¥—
Foreign currency option contracts	578	—	578	—

Total derivatives	594	—	594	—

Total	¥166,097	¥165,503	¥594	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥1	¥—	¥1	¥—
Foreign currency option contracts	232	—	232	—

Total derivatives	233	—	233	—

Total	¥233	¥—	¥233	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign exchange forward contracts and foreign currency option contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended June 30, 2013 and 2014 were as follows:

	Millions of yen
	Three months ended June 30, 2013
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥405,257	¥—	¥405,257	¥—	¥(6,626)

	Millions of yen
	Three months ended June 30, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥439,469	¥—	¥439,469	¥—	¥(5,889)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

7. Subsequent event:

None